Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Three Months Ended March 31, 2013
Income before income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$119,540
Interest expense
Senior notes payable and other debt	79,600
Distributions from unconsolidated entities	2,472
Earnings	$201,612
Interest
Senior notes payable and other debt expense	$79,600
Interest capitalized	278
Fixed charges	$79,878

Ratio of Earnings to Fixed Charges	2.52